UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Gunther International Ltd.

(Name of Issuer)

Common Stock, no par value $.001 per share

(Title of Class of Securities)

403203 10 2

(CUSIP Number)

Thomas J. Tisch
667 Madison Ave.
New York, NY 10021
(212) 521-2927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages

                                  SCHEDULE 13D

CUSIP No.      403203 10 2                        Page    2    of    6     Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Thomas J. Tisch

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

            PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                      7   SOLE VOTING POWER
                              -0-

  NUMBER OF           8   SHARED VOTING POWER
   SHARES                     15,827,034
 BENEFICIALLY
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH                      15,827,034
  REPORTING
   PERSON             10   SHARED DISPOSITIVE POWER
    WITH                      -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,827,034

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            75.3%

  14   TYPE OF REPORTING PERSON (See Instructions)

            IN

Page 2 of 17 Pages

         This Amendment No. 8 amends and supplements the statement on Schedule 13D previously filed with the Securities and Exchange Commission by Thomas J. Tisch with respect to the Common Stock of Gunther International Ltd. (the "Company"). Except as amended herein, the statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration.

         The source of the $6,836,952 that was used by Gunther Partners, LLC to purchase 13,673,904 shares of Common Stock through the exercise of subscription rights on November 28, 2001 was working capital of Gunther Partners, LLC.

Item 5.	Interest in Securities of the Issuer.

         As of the date of this statement, the aggregate number and percentage of the outstanding Common Stock (based upon a total 19,372,200 shares as of November 30, 2001, as reported in the Company’s Form 8-K dated November 30, 2001) held by those indicated below was as follows:

Name of Holder	Shares Held Currently	Shares Issuable Upon Exercise of Warrants*	Total	Percent of Class

Gunther Partners, LLC	13,673,904	0	13,673,904	70.6%

Four-Fourteen Partners, LLC	494,189	1,658,941	2,153,130	10.2

Total	14,168,093	1,658,941	15,827,034	75.3

*	On October 2, 1998 the Company issued to Gunther Partners, LLC warrants exercisable between January 1, 1999 and October 1, 2003 at $1.50 per share (subject to adjustment in the event of any stock dividend or distribution, stock split, combination or reclassification) to purchase a number of shares of Common Stock equal to 35% of the pro forma, fully diluted number of shares outstanding after including (i) all Common Stock issued and outstanding on the date of exercise, (ii) all Common Stock issuable upon the exercise of any then exercisable rights, options or warrants to purchase Common Stock and (iii) all Common Stock issuable upon the conversion of any securities then convertible into Common Stock, but excluding (x) Common Stock issued after October 2, 1998 in a bona fide public offering registered under the Securities Act of 1933 or (y) Common Stock issuable upon the exercise of warrants issued in connection with the Company’s initial public offering consummated on December 20, 1993, all of which have subsequently expired. On November 17, 1998, Gunther Partners, LLC distributed these warrants to its members, consisting of Four-Fourteen Partners, LLC, Robert Spiegel, Richard Spiegel 1987 Trust and Thomas M. Steinberg, all of whom succeeded to the obligations of Gunther Partners, LLC under a Voting Agreement dated as of October 2, 1998. However, the Voting Agreement was terminated upon the repayment by the Company of all of the unpaid debt issued under the Omnibus Agreement, dated as of October 2, 1998 (see the letter dated November 28, 2001, which is filed as Exhibit 2 to this Amendment No. 8), and as a result, the shares which were

Page 3 of 17 Pages

previously reported as being jointly owned by Thomas J. Tisch, Robert Spiegel and Thomas M. Steinberg are no longer treated as jointly owned. The calculation of the number of shares issuable upon exercise of the warrants is based upon there being outstanding as of November 30, 2001 3,372,200 shares of Common Stock, other warrants to purchase 106,666 shares of Common Stock and options to purchase 313,000 shares of Common Stock, but not the 16,000,000 shares issued by the Company in the rights offering on November 28, 2001, since they are excluded in the calculation of the pro forma, fully diluted number of shares outstanding for purposes of the warrants.

         By virtue of his status as manager of Gunther Partners, LLC and manager of Four-Fourteen Partners, LLC, Thomas J. Tisch may be deemed to be the beneficial owner of the shares held by Gunther Partners, LLC and Four-Fourteen Partners, LLC and to have shared power to vote or direct the vote and sole power to dispose or direct the disposition of such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On October 24, 2001, the Company commenced a pro rata rights offering to its stockholders, allowing the stockholders to subscribe for and purchase additional shares of Common Stock. Pursuant to a Standby Purchase Agreement dated October 24, 2001 between the Company and Gunther Partners, LLC, Gunther Partners, LLC agreed to subscribe for and purchase from the Company a number of shares equal to 16,000,000 less the number of shares subscribed for and purchased by the Company’s stockholders other than Gunther Partners, LLC, up to a maximum of 14,000,000 shares. Upon completion of the rights offering, pursuant to a Securities Purchase Agreement dated November 28, 2001, Gunther Partners, LLC sold to the Company the 919,569 shares of Common Stock it had agreed to purchase from the Estate of Harold S. Geneen pursuant to the Recapitalization Agreement dated June 25, 2001 that was filed as Exhibit 2 to Amendment No. 7 to this statement on Schedule 13D.

Item 7.	Material to Be Filed as Exhibits.
Exhibit 1.	Standby Purchase Agreement dated as of October 24, 2001 by and among the Company and Gunther Partners, LLC (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-3, Registration No. 333-65956).

Exhibit 2.	Letter dated November 28, 2001 from the Company to Park Investment Partners, Inc., Gerald H. Newman, Gunther Partners, LLC, the Estate of Harold S. Geneen, Four Partners and Robert Spiegel regarding the termination of the Voting Agreement.

Exhibit 3.	Securities Purchase Agreement dated as of November 28, 2001 between the Company and Gunther Partners, LLC.

Page 4 of 17 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2001

/s/ Thomas J.Tisch
Thomas J. Tisch

Page 5 of 17 Pages

EXHIBIT INDEX

Exhibit 1.	Standby Purchase Agreement dated as of October 24, 2001 by and among the Company and Gunther Partners, LLC (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-3, Registration No. 333-65956).

Exhibit 2.	Letter dated November 28, 2001 from the Company to Park Investment Partners, Inc., Gerald H. Newman, Gunther Partners, LLC, the Estate of Harold S. Geneen, Four Partners and Robert Spiegel regarding the termination of the Voting Agreement.

Exhibit 3.	Securities Purchase Agreement dated as of November 28, 2001 between the Company and Gunther Partners, LLC.

Page 6 of 17 Pages